UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

_____________________

CORPBANCA
(Translation of registrant’s name into English)

_____________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On January 31, 2013, CorpBanca published on its web site its monthly interim financial results as of December 31, 2012, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: February 12, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of December 31, 2012.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended December 31, 2012

The interim financial information of CorpBanca as of and for the month ended December 31, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	10,160,598
Total assets	13,528,223
Current accounts and demand deposits	1,112,675
Time deposits and savings accounts	7,682,675
Borrowings from financial institutions	969,521
Debt issued	1,886,604
Equity Attributable to:	996,315
Bank equity holders	941,945
Minority interest	54,370

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	446,737
Provisions for loan losses	(50,864)
Operating expenses	(253,238)
Operating income	142,635
Income attributable to investments in other companies	367
Income before taxes	143,002
Income taxes	(22,871)
Net income for the period	120,131
Bank equity holders revenue	120,080
Minority interest revenue	51

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

(1)	On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A. As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, as of June 30, 2012 CorpBanca is including Banco CorpBanca Colombia results in its financial statements.